Exhibit 99.2

FRANKLIN RESOURCES, INC.

October 25, 2012

Franklin Resources, Inc.

Preliminary Fourth Quarter Results



Forward-Looking Statements

The financial results in this presentation are preliminary. Statements in this presentation regarding Franklin Resources, Inc. ("Franklin") and its subsidiaries, which are not historical facts, are "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. When used in this presentation, words or phrases generally written in the future tense and/or preceded by words such as "will," "may," "could," "expect," "believe," "anticipate," "intend," "plan," "seek," "estimate," "preliminary" or other similar words are forward-looking statements. Forward-looking statements involve a number of known and unknown risks, uncertainties and other important factors, some of which are listed below, that could cause actual results and outcomes to differ materially from any future results or outcomes expressed or implied by such forward-looking statements. Forward-looking statements are based on our current expectations and assumptions regarding our business, the economy and other future conditions. Because forward-looking statements relate to the future, they are subject to inherent uncertainties, risks and changes in circumstances that are difficult to predict. We caution you therefore against relying on any of these forward-looking statements. They are neither statements of historical fact nor guarantees or assurances of future performance.

These and other risks, uncertainties and other important factors are described in more detail in Franklin's recent filings with the U.S. Securities and Exchange Commission, including, without limitation, in Risk Factors and Management's Discussion and Analysis of Financial Condition and Results of Operations in Franklin's Annual Report on Form 10-K for the fiscal year ended September 30, 2011 and Franklin's subsequent Quarterly Reports on Form 10-Q: (1) volatility and disruption of the capital and credit markets, and adverse changes in the global economy, may significantly affect our results of operations and may put pressure on our financial results; (2) the amount and mix of our assets under management ("AUM") are subject to significant fluctuations; (3) we are subject to extensive and complex, overlapping and frequently changing rules, regulations and legal interpretations; (4) regulatory and legislative actions and reforms have made the regulatory environment in which we operate more costly and future actions and reforms could adversely impact our AUM, increase costs and negatively impact our profitability and future financial results; (5) failure to comply with the laws, rules or regulations in any of the non-U.S. jurisdictions in which we operate could result in substantial harm to our reputation and results of operations; (6) changes in tax laws or exposure to additional income tax liabilities could have a material impact on our financial condition, results of operations and liquidity; (7) any significant limitation, failure or security breach of our software applications, technology or other systems that are critical to our operations could constrain our operations; (8) our business operations are complex and a failure to properly perform operational tasks or the misrepresentation of our products and services could have an adverse effect on our revenues and income; (9) we face risks, and corresponding potential costs and expenses, associated with conducting operations and growing our business in numerous countries; (10) we depend on key personnel and our financial performance could be negatively affected by the loss of their services; (11) strong competition from numerous and sometimes larger companies with competing offerings and products could limit or reduce sales of our products, potentially resulting in a decline in our market share, revenues and income; (12) changes in the third-party distribution and sales channels on which we depend could reduce our income and hinder our growth; (13) our increasing focus on international markets as a source of investments and sales of investment products subjects us to increased exchange rate and other risks in connection with our revenues and income generated overseas; (14) poor investment performance of our products could affect our sales or reduce the level of AUM, potentially negatively impacting our revenues and income; (15) we could suffer losses in our revenues and income if our reputation is harmed; (16) our future results are dependent upon maintaining an appropriate level of expenses, which is subject to fluctuation; (17) our ability to successfully integrate widely varied business lines can be impeded by systems and other technological limitations; (18) our inability to successfully recover should we experience a disaster or other business continuity problem could cause material financial loss, loss of human capital, regulatory actions, reputational harm, or legal liability; (19) certain of the portfolios we manage, including our emerging market portfolios, are vulnerable to significant market-specific political, economic or other risks, any of which may negatively impact our revenues and income; (20) regulatory and governmental examinations and/or investigations, litigation and the legal risks associated with our business, could adversely impact our AUM, increase costs and negatively impact our profitability and/or our future financial results; (21) our ability to meet cash needs depends upon certain factors, including the market value of our assets, operating cash flows and our perceived creditworthiness; (22) our business could be negatively affected if we or our banking subsidiaries fail to remain well capitalized, and liquidity needs could affect our banking services; and (23) we are dependent on the earnings of our subsidiaries.

Any forward-looking statement made by us in this presentation speaks only as of the date on which it is made. Factors or events that could cause our actual results to differ may emerge from time to time, and it is not possible for us to predict all of them. We undertake no obligation to publicly update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

The information in this presentation is provided solely in connection with this presentation, and is not directed toward existing or potential investment advisory clients or fund shareholders.

Audio Commentary and Conference Call Details

Pre-recorded audio commentary on the results from Franklin Resources, Inc.'s President and Chief Executive Officer Greg Johnson and Executive Vice President and Chief Financial Officer Ken Lewis will be available today at approximately 8:30 a.m. Eastern Time. They will also lead a live teleconference today at 4:30 p.m. Eastern Time to answer questions of a material nature. Analysts and investors are encouraged to review the Company's recent filings with the U.S. Securities and Exchange Commission and to contact Investor Relations before the live teleconference for any clarifications or questions related to the earnings release, this presentation or pre-recorded audio commentary.

Access to the pre-recorded audio commentary and accompanying slides are available at franklinresources.com. The pre-recorded audio commentary can also be accessed by dialing (888) 843-7419 in the U.S. and Canada or (630) 652-3042 internationally using access code 33535504, any time through November 24, 2012.

Access to the live teleconference will be available at franklinresources.com or by dialing (888) 895-5271 in the U.S. and Canada or (847) 619-6547 internationally. A replay of the call can also be accessed by calling (888) 843-7419 in the U.S. and Canada or (630) 652-3042 internationally using access code 33535495, after 7:00 p.m. Eastern Time today through November 24, 2012.

Questions regarding the pre-recorded audio commentary or live teleconference should be directed to Franklin Resources, Inc., Investor Relations at (650) 312-4091 or Corporate Communications at (650) 312-2245.

Highlights

- Relative investment performance remains strong over the 1-, 3-, 5- and 10-year periods, and improved notably in several key areas

- Assets under management, net income and earnings per share for the fiscal year set all-time highs

- Announced agreement to acquire a majority stake in fund of hedge funds specialist K2 Advisors, enhancing the company's alternative investments and multi-asset solutions platforms

- Completed $600 million offering of 5- and 10-year notes and noticed recent redemption of $300 million of outstanding notes due 2013

Investment Performance



Investment Performance – Lipper Rankings of U.S.-Registered Long-Term Mutual Funds[1]
Percentage of Assets in the Top Two Quartiles

Franklin Templeton



■ September 30, 2012   ■ June 30, 2012

By Category
As of September 30, 2012



■ 1-Year   ■ 3-Year   ■ 5-Year   ■ 10-Year

1. Lipper rankings for Franklin Templeton U.S.-registered mutual funds are based on Class A shares. Franklin Templeton funds are compared against a universe of all share classes. Performance rankings for other share classes may differ. Lipper calculates averages by taking all the funds and share classes in a peer group and averaging their total returns for the periods indicated. Lipper tracks 158 peer groups of U.S. retail mutual funds, and the groups vary in size from 8 to 989 funds. Lipper total return calculations include reinvested dividends and capital gains, but do not include sales charges or expense subsidization by the manager. Results may have been different if these or other factors had been considered. *Performance quoted above represents past performance, which cannot predict or guarantee future results.*

FRANKLIN RESOURCES, INC.

Assets Under Management and Flows



Assets Under Management

(in US$ billions, for the three months ended)

End of Period



9/11	12/11	3/12	6/12	9/12
659.9	670.3	725.7	707.1	749.9

Simple Monthly Average



9/11	12/11	3/12	6/12	9/12
714.4	675.0	706.9	710.7	726.7

Assets Under Management

(in billions)

By Investment Objective

As of September 30, 2012


Equity
39%
Cash Mgmt
1%
Hybrid
15%
Fixed-Income
45%

(in billions)	30-Sep-12	30-Jun-12	% Change
Equity	$ 297.1	$ 278.6	7%
Hybrid	110.1	103.2	7%
Fixed-Income	336.3	319.5	5%
Cash Management	6.4	5.8	10%
Total	**$ 749.9**	**$ 707.1**	**6%**

By Sales Region

As of September 30, 2012


Latin America1
3%
Canada
5%
Asia-Pacific
10%
Europe, the Middle East and Africa
16%
United States
66%

(in billions)	30-Sep-12	30-Jun-12	% Change
United States	$ 492.6	$ 465.7	6%
Europe, the Middle East and Africa	120.5	111.2	8%
Asia-Pacific	76.4	73.5	4%
Canada	35.0	31.3	12%
Latin America[1]	25.4	25.4	0%
Total	**$ 749.9**	**$ 707.1**	**6%**

1. Latin America sales region includes North America-based advisors serving non-resident clients.

Market Appreciation (Depreciation) and Long-Term Flows Summary

(in US$ billions, for the three months ended)

Long-Term Flows[1]



Appreciation (Depreciation) and Other



■ Long-Term Sales ■ Long-Term Redemptions
■ Long-Term Net New Flows ■ Adjusted Long-Term Net New Flows

1. Long-term net new flows are defined as long-term sales less long-term redemptions plus long-term net exchanges. The quarter ended December 31, 2011 includes long-term redemptions in white and net new flows in orange, adjusted for an advisory account redemption of $11.1 billion.

United States and International Flows[1]

(in US$ billions, for the three months ended)

United States[2]



International



■ Long-Term Sales   ■ Long-Term Redemptions

■ Long-Term Sales   ■ Long-Term Redemptions

1. Sales and redemptions from North America-based advisors serving non-resident clients that were previously included in United States have been reclassified as International.
2. The quarter ended December 31, 2011 includes long-term redemptions in white, adjusted for an advisory account redemption of $11.1 billion.

Net New Flows by Investment Objective

(in billions, for the three months ended)

	30-Sep-12	30-Jun-12	Sep-12 vs. Jun-12	30-Sep-11	Sep-12 vs. Sep-11
Equity sales	$ 13.4	$ 13.5	(1%)	$ 15.2	(12%)
Equity redemptions	(15.4)	(14.2)	8%	(21.3)	(28%)
Equity net exchanges	(0.3)	(0.4)	(25%)	(0.8)	(63%)
Equity Net New Flows	**(2.3)**	**(1.1)**	**109%**	**(6.9)**	**(67%)**
Hybrid sales	5.2	4.5	16%	4.8	8%
Hybrid redemptions	(3.6)	(4.3)	(16%)	(5.1)	(29%)
Hybrid net exchanges	0.1	0.1	0%	(0.5)	NM
Hybrid Net New Flows	**1.7**	**0.3**	**467%**	**(0.8)**	**NM**
Fixed-income sales	23.9	23.6	1%	32.9	(27%)
Fixed-income redemptions	(21.2)	(18.3)	16%	(23.3)	(9%)
Fixed-income net exchanges	0.2	0.2	0%	0.6	(67%)
Fixed-Income Net New Flows	**2.9**	**5.5**	**(47%)**	**10.2**	**(72%)**
Cash Management Net New Flows	**0.6**	**0.1**	**500%**	**0.6**	**0%**
Total Net New Flows	**$ 2.9**	**$ 4.8**	**(40%)**	**$ 3.1**	**(6%)**

NM = not meaningful

Operating Results and Capital Management



Quarterly Financial Highlights

(in US$ millions, except per share data, for the three months ended)

Operating and Net Income[1]


688
632
617
643
623
416
481
503
455
492
9/11
12/11
3/12
6/12
9/12
Operating Income
Net Income1

Diluted Earnings Per Share


$1.88
$2.20
$2.32
$2.12
$2.31
9/11
12/11
3/12
6/12
9/12

1. Net Income attributable to Franklin Resources, Inc.

Operating Revenues

(in millions, for the three months ended)

	30-Sep-12	30-Jun-12	Sep-12 vs. Jun-12	31-Mar-12	31-Dec-11	30-Sep-11	Sep-12 vs. Sep-11
Investment management fees	$ 1,142.8	$ 1,114.4	3%	$ 1,126.4	$ 1,075.1	$ 1,193.2	(4%)
Sales and distribution fees	579.9	569.2	2%	585.9	524.3	556.0	4%
Shareholder servicing fees	73.1	77.3	(5%)	76.7	75.4	75.5	(3%)
Other, net	20.4	22.7	(10%)	10.3	27.1	12.4	65%
Total Operating Revenues	**$ 1,816.2**	**$ 1,783.6**	**2%**	**$ 1,799.3**	**$ 1,701.9**	**$ 1,837.1**	**(1%)**

Operating Expenses

(in millions, for the three months ended)

	30-Sep-12	30-Jun-12	Sep-12 vs. Jun-12	31-Mar-12	31-Dec-11	30-Sep-11	Sep-12 vs. Sep-11
Sales, distribution and marketing	$ 701.6	$ 692.0	1%	$ 715.5	$ 630.6	$ 669.4	5%
Compensation and benefits	317.5	314.6	1%	323.0	300.4	309.4	3%
Information systems and technology	54.1	44.1	23%	43.3	41.4	50.0	8%
Occupancy	34.7	31.5	10%	31.9	31.8	35.3	(2%)
General, administrative and other	85.6	58.4	47%	68.5	65.3	84.6	1%
Total Operating Expenses	$ 1,193.5	$ 1,140.6	5%	$ 1,182.2	$ 1,069.5	$ 1,148.7	4%

Other Income – U.S. GAAP

(in US$ millions, for the three months ended September 30, 2012)



Associated Financial Statement Components

$28.0 Million[2]						$27.7 Million			
Cash and cash equivalents, investment securities, available-for-sale and investment securities, trading	Investments in equity method investees	Investment securities, available-for-sale	Investment securities, trading	Debt and deferred taxes	Miscellaneous non-operating income, including foreign exchange revaluations of cash and cash equivalents held by subsidiaries with a non-USD functional currency	Investments of consolidated SIPs	Investments of consolidated VIEs		Related noncontrolling interests attributable to third-party investors

1. Reflects the portion of noncontrolling interests related to consolidated SIPs and VIEs included in Other income.
2. Net of the impact of consolidating SIPs and VIEs as summarized on slide 18.

Consolidation of SIPs and VIEs Summary
(in millions, for the three months ended)

The table below summarizes the impact of consolidating SIPs and VIEs on the Company's reported U.S. GAAP operating results.

SIP and VIE Related Adjustments

	30-Sep-12	30-Jun-12
Operating Revenues	$ 6.1	$ 3.9
Operating Expenses	4.6	(1.0)
Operating Income	**1.5**	**4.9**
Investment Income	(2.4)	1.7
Interest Expense	(1.1)	(1.0)
Consolidated SIPs	18.9	(46.5)
Consolidated VIEs	8.8	(1.4)
Other Income	**24.2**	**(47.2)**
Net Income	**25.7**	**(42.3)**
Less: noncontrolling interests	11.8	(25.2)
Net Income Attributable to Franklin Resources, Inc.	**$ 13.9**	**$ (17.1)**

Operating Results

(in millions, except per share data, for the three months ended)

	30-Sep-12	30-Jun-12	Sep-12 vs. Jun-12	31-Mar-12	31-Dec-11	30-Sep-11	Sep-12 vs. Sep-11
Income Before Taxes	$ 678.4	$ 614.9	10%	$ 689.9	$ 695.0	$ 560.8	21%
Taxes on income	174.4	184.9	(6%)	202.1	201.3	203.9	(14%)
Net Income	504.0	430.0	17%	487.8	493.7	356.9	41%
LESS: NET INCOME (LOSS) ATTRIBUTABLE TO							
Nonredeemable noncontrolling interests	9.1	(24.2)	NM	(15.9)	10.1	(57.6)	NM
Redeemable noncontrolling interests	2.8	(1.1)	NM	0.5	2.8	(1.5)	NM
Net Income Attributable to Franklin Resources, Inc.	$ 492.1	$ 455.3	8%	$ 503.2	$ 480.8	$ 416.0	18%
Less: Allocation of earnings to participating nonvested stock and stock unit awards	2.5	3.1	(19%)	3.4	3.3	1.7	47%
Net Income Available to Common Stockholders	$ 489.6	$ 452.2	8%	$ 499.8	$ 477.5	$ 414.3	18%
AVERAGE SHARES OUTSTANDING							
Basic	211.4	213.1	(1%)	214.5	216.1	219.0	(3%)
Diluted	211.9	213.6	(1%)	215.1	216.7	219.8	(4%)
EARNINGS PER SHARE							
Basic	$2.32	$2.12	9%	$2.33	$2.21	$1.89	23%
Diluted	**$2.31**	**$2.12**	**9%**	**$2.32**	**$2.20**	**$1.88**	**23%**

Profitability
(for the fiscal period)

Operating Margin



Capital Management

(in US$ billions, except as noted, as of and for the period ended)

Change in Ending Shares Outstanding



U.S. Asset Managers (ex-BEN)[1]: 3% Compound Annual Dilution

BEN: 3% Compound Annual Accretion

Trailing 12 Months Payout Ratio



Net Cash & Investments[4]



1. U.S. asset managers include AB, AMG, APO, ART, BLK, BX, CG, CLMS, CNS, EV, FIG, FII, GBL, IVZ, JNS, KKR, LM, MN, OAK, OZM, PZN, TROW, WDR and WETF. Source: Thomson Reuters and company reports.
2. Dividend payout is calculated as dividend amount declared divided by net income attributable to Franklin Resources, Inc. for the trailing 12 months period.
3. Repurchase payout is calculated as stock repurchase amount divided by net income attributable to Franklin Resources, Inc. for the trailing 12 months period.
4. Net cash and investments consists of Franklin Resources, Inc. cash and investments (including those in consolidated SIPs and VIEs), net of Franklin Resources, Inc. debt and deposits.